UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2024

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Report on Disposal of Treasury Shares

On January 29, 2024, SK Telecom Co., Ltd. (the “Company”) disposed of a portion of its treasury shares.

1.	Report on Disposal

A.	Date of the Report of Decision on Disposal of Treasury Shares (the “Initial Report”): January 25, 2024 (Please refer to the current report on Form 6-K furnished by the Company on January 25, 2024.)

B.	Date of Disposal: January 29, 2024

C.	Type and Number of Disposed Shares: 498,135 common shares

2.	Details of Disposal

Date	Type	Number		Disposal Price per Share (Won)(1)	Aggregate Disposal Price (Won)	Recipient of Shares	Investment Brokerage Agent
		Order	Disposed
January 29, 2024	Common shares	498,135	498,135	49,600	24,707,496,000	Officers and employees	Hana Securities Co., Ltd.
Total		498,135	498,135		24,707,496,000

(1)	Based on the market closing price on the date of the disposal.

3.	Discrepancy with the Initial Report : None

4.	Treasury Shares Held after the Disposal (as of February 2, 2024)

							(units: in millions of Won or percentages)
Type	Direct Acquisition (A)			Acquisition through Broker (B)			Total (A + B)
	Number of Shares	Percentage of Total Shares	Value	Number of Shares	Percentage of Total Shares	Value	Number of Shares	Percentage of Total Shares	Value
Common Shares	5,952,279	2.72	293,061				5,952,279	2.72	293,061

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name: Hee Jun Chung
Title: Vice President

Date: February 2, 2024

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